Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Full Prepayment of a Senior Credit
Facility and Reduction of Junior Facilities Resulting in Significant Cashflow Benefit

March 4, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that it has come to an agreement with one of its lenders, Entrust Global, for the early prepayment of a credit facility secured by a first priority mortgage on one of its Capesize vessels, the M/V Lordship (the “Facility”).

The outstanding balance of the Facility is $21.6 million and is scheduled to be repaid with immediate effect. The initial earliest maturity date is in June 2023. The average applicable coupon through the remaining term of the Facility is approximately 10%.

Following the prepayment and assuming no refinancing of the M/V Lordship, the interest savings for the Company would be expected to be $1.3 million for the remaining of 2021 and $1.8 million on average per year for 2022-23. Additionally, annual repayments would be reduced by approximately $2.5 million on average, which would positively impact the average break-even rate of the Company’s fleet.

In addition, a significant portion of the Company’s junior / unsecured facilities has also been prepaid since the beginning of 2021 pursuant to the mandatory prepayment terms of those facilities, resulting in further reduction in the interest expense. Specifically, a $12.0 million prepayment has been applied against the junior / unsecured loans with an applicable interest rate of 5.5%, resulting in expected annual interest savings of approximately $660,000.

The prepayment amounts were funded with cash on hand.

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:

“We are pleased to announce these transactions for the Company, where the immediate reduction of our financial expenditure will have a direct positive reflection on the Company’s profitability. At the same time, the average break-even of the fleet will be significantly reduced, enhancing our cash-flow generating capacity. Assuming no immediate refinancing, the expected cash-flow benefit for Seanergy will be approximately $4.9 million per year.

During the first quarter of 2021, the Capesize daily spot rates have increased to approximately double their historical 5-year averages. Based on the prevailing Capesize market fundamentals, we strongly believe that the next years will be one of the most favorable periods for Capesize vessels. Seanergy will continue to pursue strategic opportunities that will improve our shareholders’ returns in the years to come.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the new vessel, the Company's operating fleet will consist of 12 Capesize vessels with an average age of 12.2 years and aggregate cargo carrying capacity of approximately 2,103,042 dwt. The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's ability to continue as a going concern; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com